UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Compressco Partners, L.P.
(Exact name of registrant as specified in its charter)

Delaware	001-35195	94-3450907
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

101 Park Avenue, Suite 1200
Oklahoma City, Oklahoma		73102
(Address of principal executive offices)		(Zip Code)

James P. Rounsavall (405) 677-0221
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

FORM SD OF COMPRESSCO PARTNERS, L.P.
Reporting Year Ended December 31, 2013

Section 1-Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Compressco Partners, L.P. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting year ended December 31, 2013.

Conflict Minerals Disclosure

The Company has filed a Conflict Minerals Report as Exhibit 1.01 to this Specialized Disclosure Report. The Conflict Minerals Report is provided on the Company’s publicly available website at http://www.compressco.com/ under “Investor Relations,” “Compressco Partners LP,” and then “Corporate Governance.” The website and the information accessible through it are not incorporated into this Specialized Disclosure Report.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing a Conflict Minerals Report as Exhibit 1.01 to this Specialized Disclosure Report.

Section 2-Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Report:

Exhibit Number	Description
1.01	Conflict Minerals Report of Compressco Partners, L.P.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Compressco Partners, L.P. (Registrant)
By:	Compressco Partners GP Inc., its general partner
By:	/s/Ronald J. Foster
Ronald J. Foster
President
Date: May 28, 2014

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